DEL AM

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

401 N. Cattlemen Rd., Ste. 200

Sarasota, Florida 34232

October 2, 2026

VIA EDGAR TRANSMISSION

Mr. Mitchell Austin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Re:         Trump Media & Technology Group Corp.

Registration Statement on Form S-4

Filed September 30, 2026

File No. 333-299201

Dear Mr. Austin:

Trump Media & Technology Group Corp. (the “Registrant”) asks that you accept this letter as an amendment to its Registration Statement on Form S-4 (File No. 333-299201). The Registrant filed the Registration Statement with the Securities and Exchange Commission on September 30, 2026 (as amended, the “Registration Statement”). This amendment adds the language required by Rule 473 under the Securities Act of 1933, as amended, to the cover page of the Registration Statement. The added language reads as follows:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments about this amendment, please contact Penny Minna of DLA Piper LLP (US) at (410) 580-3000.

Kind regards,

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:         /s/ Phillip Juhan

Name:         Phillip Juhan

Title:         Chief Financial Officer

cc:         Penny Minna and Brian Wohlberg, DLA Piper LLP (US)